SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Pershing Gold Corporation
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

715302105
(CUSIP Number)

Copy To: Harvey Kesner, Esq. 61 Broadway, 32nd Flr. New York, NY 10006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 715302105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Continental Resources Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
76,095,215*
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
76,095,215*
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,095,215*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.7% * (based on 256,619,449 shares of Common Stock issued and outstanding as of September 12, 2012)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

* On July 22, 2011, Continental Resources Group, Inc. (the “Reporting Person”), Pershing Gold Corporation (the “Issuer”), and Continental Resources Acquisition Sub, Inc., the Issuer’s wholly owned subsidiary (“Acquisition Sub”), entered into an asset purchase agreement and, through the Acquisition Sub, closed on the purchase of substantially all of the assets of the Reporting Person in consideration for, among other thing, the issuance of 76,095,215 shares of the Issuer’s common stock to the Reporting Person.  Joshua Bleak is the President and Chief Executive Officer of the Reporting Person and, in such capacity, has voting and dispositive power over the securities held for the account of the Reporting Person.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.0001 per share, of Pershing Gold Corporation, a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1658 Cole Boulevard, Building 6-Suite 210, Lakewood, CO 80401.

Item 2. Identity and Background

(a) This statement is filed on behalf of Continental Resources Group, Inc. (the “Reporting Person”).

(b) The Reporting Persons’ business address is 3266 W. Galveston Drive #101, Apache Junction, Arizona 95120.

(c) The Reporting Person is a corporation engaged in the acquisition, exploration and development of natural resource properties.

(d) During the last five years, neither the Reporting Person nor any officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a corporation incorporated in the State of Delaware, United States.

Item 3. Source and Amount of Funds or Other Considerations

On July 22, 2011, the Reporting Person, the Issuer, and Acquisition Sub, the Issuer’s wholly owned subsidiary, entered into an asset purchase agreement and, through the Acquisition Sub, closed on the purchase of substantially all of the assets of the Reporting Person in consideration for, among other thing, the issuance of 76,095,215 shares (the “Shares”) of the Issuer’s common stock to the Reporting Person.  After the Issuer registers the Shares under the Securities Act of 1933, as amended (the “Act”), the Reporting Person expects to distribute the Shares to the Reporting Person’s shareholders on a pro rata basis.

Item 4. Purpose of Transaction

See Item 3 of this Schedule 13D.

After the Issuer registers the Shares under the Act, the Reporting Person expects to distribute the Shares to the Reporting Person’s shareholders.  Accordingly, the Reporting Person holds the Shares for general investment purposes. The Reporting Person intends to monitor the investment in the Company on an ongoing basis and to take such measures as it deems appropriate from time to time in furtherance of such interests.

Except as set forth in this Schedule 13D, the Reporting Person, to the best of its knowledge has not formulated any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)
As of the date hereof, the Reporting Person beneficially owns 76,095,215 shares of the Issuer’s common stock, which represents approximately 29.7% of the Issuer’s common stock.  Joshua Bleak is the President and Chief Executive Officer of the Reporting Person and, in such capacity, has voting and dispositive power over the securities held for the account of the Reporting Person.

(b)
The Reporting Person may be deemed to hold sole voting and dispositive power over 76,095,215 shares of common stock of the Issuer.  Joshua Bleak is the President and Chief Executive Officer of the Reporting Person and, in such capacity, has voting and dispositive power over the securities held for the account of the Reporting Person.

(c)	The Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d)
To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 76,095,215 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3 of this Schedule 13D.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the Shares.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Asset Purchase Agreement dated July 22, 2011 (incorporated by reference to the Issuer’s Current Report on Form 8-K, filed on July 22, 2011).
99.2	Amendment No. 1 to Asset Purchase Agreement dated August 15, 2012 (incorporated by reference to the Issuer’s Quarterly Report on Form 10-Q, filed on August 20, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 13, 2012

CONTINENTAL RESOURCES GROUP, INC.

By:
/s/ Joshua Bleak
Name: Joshua Bleak Title: President and Chief Executive Officer